SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEUDLE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

ALLIED WASTE INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share (Title of class of securities)	019589308 (CUSIP number)

GSCP (NJ), Inc.
c/o GSC Partners
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932
Attn: Matthew C. Kaufman

with a copy to:

Hillel Bennett
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400
(Name, address and telephone number of person authorized
to receive notices and communications)

July 31, 2003
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 23 pages)

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 2 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP (NJ), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 0 7,152,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 3 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP (NJ), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 0 7,152,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 4 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GREENWICH STREET INVESTMENTS II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 0 7,152,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 5 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GREENWICH STREET CAPITAL PARTNERS II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 6,396,614.7 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 6 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP OFFSHORE, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 216,715.6 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 7 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GREENWICH FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 133,319.5 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 8 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GREENWICH STREET EMPLOYEES FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 374,138.4 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 9 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TRV EXECUTIVE FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 31,541.8 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 10 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ALFRED C. ECKERT III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 0 7,152,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 11 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KEITH W. ABELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 0 7,152,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 12 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert A. Hamwee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 0 7,152,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 13 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard M. Hayden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 0 7,152,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 14 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas V. Inglesby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 0 7,152,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 15 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew C. Kaufman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 0 7,152,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 16 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christine K. Vanden Beukel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 0 7,152,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 17 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew J. Wagner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 0 7,152,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 18 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SANJAY H. PATEL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 7,152,330 0 7,152,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,152,330 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% - See Item 5

14	TYPE OF REPORTING PERSON* IN

This Amendment No. 1 supplements and amends the Report on Schedule 13D originally filed on August 10, 1999 (the “Statement”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Allied Waste Industries, Inc. (the “Allied”). Unless otherwise indicated each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

ITEM 2     IDENTITY AND BACKGROUND.

Item 2 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

           This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Greenwich Street Capital Partners II, L.P., a Delaware limited partnership (“GSCP II”), (2) GSCP Offshore Fund, L.P., a Cayman Islands exempted limited partnership (“GSCP Offshore”), (3) Greenwich Fund, L.P., a Delaware limited partnership (“Greenwich Fund”), (4) Greenwich Street Employees Fund, L.P., a Delaware limited partnership (“Employees Fund”), (5) TRV Executive Fund, L.P., a Delaware limited partnership (“TRV” and, together with GSCP II, GSCP Offshore, Greenwich Fund and Employees Fund, the “Greenwich Street Funds”), (6) Greenwich Street Investments II, L.L.C., a Delaware limited liability company (“GSI”), (7) GSCP (NJ), L.P., a Delaware limited partnership, (8) GSCP (NJ), Inc., a Delaware corporation, (9) Keith W. Abel, (10) Alfred C. Eckert III, (11)  Robert A. Hamwee, (12) Richard M. Hayden, (13)Thomas V. Ingelsby, (14) Matthew C. Kaufman, (15) Sanjay H. Patel, (16) Christine K. Vanden Beukel and (17) Andrew J. Wagner.

          The business addresses of each Reporting Person is as follows:

GSCP (NJ), Inc.
Greenwich Street Capital Partners II, L.P.
GSCP Offshore Fund, L.P.
Greenwich Street Employees Fund, L.P.
Greenwich Fund, L.P.
TRV Executive Fund, L.P.
Greenwich Street Investments II, L.L.C.
GSCP (NJ), L.P.
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932

Keith W. Abell
Alfred C. Eckert III
Robert A. Hamwee
Richard M. Hayden
Thomas V. Inglesby
Matthew C. Kaufman
Sanjay H. Patel
Christine K. Vanden Beukel
Andrew J. Wagner
% GSC Partners
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932

           GSCP II, Greenwich Fund, Employees Fund and TRV are Delaware limited partnerships which make investments for long-term appreciation. GSCP Offshore is a Cayman Islands exempted limited partnership which makes investments for long-term appreciation. GSI is the general partner of the Greenwich Street Funds. GSCP (NJ), L.P. is the manager of the Greenwich Street Funds. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P.

          Each of Mr. Abell, Mr. Eckert III, Mr. Hamwee, Mr. Hayden, Mr. Inglesby, Mr. Kaufman, Mr. Patel, and Ms. Vanden Beukel are managing members of GSI.

           Each of Mr. Abell, Mr. Eckert III, Mr. Hamwee, Mr. Hayden, Mr. Inglesby, Mr. Kaufman, Mr. Patel, Ms. Vanden Beukel and Mr. Wagner is a managing director, executive officer and shareholder of GSCP (NJ), Inc. and a limited partner of GSCP (NJ), L.P.

           During the past five (5) years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

           (f)  See Cover Pages, Item 6.

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following to the end thereof:

           On July 31, 2003 the Greenwich Street Funds, together with Apollo, Blackstone and DLJ entered into an Exchange Agreement with Allied, a copy of which is attached as an exhibit hereto, whereby the Greenwich Street Funds, Apollo, Blackstone and DLJ have agreed to exchange the shares of Preferred Stock beneficially owned by them for shares of the Common Stock of Allied upon satisfaction of certain conditions, including approval by the stockholders of Allied.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

Item 5 is hereby amended and supplemented by adding the following to the beginning of the second paragraph of the response to sections (a) and (b):

           As of the date of this Amendment No. 1 the Greenwich Street Funds own 100,000 shares of Preferred Stock convertible into 7,152,330 shares of Common Stock, giving effect to all accrued but unpaid dividends added to the liquidation preference of the Preferred Stock. The Greenwich Street Funds’ ownership of the outstanding Common Stock of Allied was 3.3% on an as-converted basis (based on 209,368,512 shares of Common Stock outstanding on August 5, 2003).

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                   WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by adding the following to the end thereof:

           On July 31, 2003, the Greenwich Street Funds, DLJ, Apollo, Blackstone and Allied entered into an the Exchange Agreement pursuant to which each of the Greenwich Street Funds, DLJ, Apollo and Blackstone will exchange all of their shares of Preferred Stock for shares of Common Stock at the rate of 110.5 shares of Common Stock per share of Preferred Stock.

           As a result, pursuant to the Exchange Agreement and subject to consummation of the transaction contemplated thereby, the Greenwich Street Funds will beneficially own, in the aggregate, 11,050,000 shares of Common Stock.

           Pursuant to the terms of the Exchange Agreement, the Greenwich Street Funds will be restricted from selling the shares of Common Stock they receive in the transaction for one year subsequent to the closing.

           The transaction is subject to certain approvals, including approval by the Allied shareholders and the expiration or termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary conditions. Each of the Greenwich Street Funds, DLJ, Apollo and Blackstone have agreed to vote in favor of the transaction.

           The description of the Exchange Agreement set forth above is qualified in its entirety by reference to the Exchange Agreement, a copy of which has been filed as Exhibit 3 to this Statement and is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 3:	Exchange Agreement, dated July 31, 2003, among Allied, the Greenwich Street Funds, DLJ, Apollo and Blackstone.

Exhibit 4:	Joint Filing Agreement, dated July 29, 2003, by and among the Reporting Persons.

SIGNATURE

The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this Statement is true, complete and correct.

Dated: ______, 2003

GSCP (NJ), L.P. By: GSCP (NJ), Inc., its general partner By: Name: Matthew C. Kaufman Title: Managing Director

GSCP (NJ), INC. By: GSCP (NJ) Holdings, L.P., its sole member By: Name: Matthew C. Kaufman Title: Managing Director

GREENWICH STREET INVESTMENTS II, L.L.C. By: Name: Matthew C. Kaufman Title: Managing Director

GREENWICH STREET CAPITAL PARTNERS
II, L.P.
GSCP OFFSHORE FUND, L.P.
GREENWICH FUND, L.P.
GREENWICH STREET EMPLOYEES
FUND, L.P.
TRV EXECUTIVE FUND, L.P.

By:       Greenwich Street Investments II, L.L.C.,
              its general partner

By:
             Name:   Matthew C. Kaufman
Title: Managing Director

Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Sanjay H. Patel, Christine K. Vanden Beukel and Andrew Wagner

By:
             as Attorney-in-Fact*

By:
             as Attorney-in-Fact*

*Attorneys-in-Fact under Power of Attorney dated January 4, 2002 as filed with the SEC as Exhibit 7(L) to the Schedule 13D/A for Moore Corporation Limited filed by Greenwich Street Capital Partners II, L.P. et al. on January 7, 2002.

EXHIBIT INDEX

Exhibit 3:	Exchange Agreement, dated July 31, 2003, among Allied, the Greenwich Street Funds, DLJ, Apollo and Blackstone.

Exhibit 4:	Joint Filing Agreement, dated July 29, 2003, by and among the Reporting Persons.